SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

     ALABAMA POWER COMPANY                          GULF POWER COMPANY
     600 North 18th Street                         500 Bayfront Parkway
   Birmingham, Alabama 35291                     Pensacola, Florida 32501

     GEORGIA POWER COMPANY                      MISSISSIPPI POWER COMPANY
   333 Piedmont Avenue, N.E.                         2992 West Beach
     Atlanta, Georgia 30308                    Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

Art P. Beattie, Vice President,      Warren E. Tate, Secretary and Treasurer
    Secretary and Treasurer                     Gulf Power Company
     Alabama Power Company                     500 Bayfront Parkway
     600 North 18th Street                   Pensacola, Florida 32501
   Birmingham, Alabama 35291

Judy M. Anderson, Vice President       Michael W. Southern, Vice President,
    and Corporate Secretary                  Secretary, Treasurer and
     Georgia Power Company                   Chief Financial Officer
   333 Piedmont Avenue, N.E.                Mississippi Power Company
     Atlanta, Georgia 30308                      2992 West Beach
                           Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

      W. L. Westbrook                         John D. McLanahan, Esq.
  Financial Vice President                      Troutman Sanders LLP
    The Southern Company               600 Peachtree Street, N.E., Suite 5200
 270 Peachtree Street, N.W.                    Atlanta, Georgia 30308
   Atlanta, Georgia 30303


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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         The Southern Company ("SOUTHERN"), a Delaware corporation and a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"), and Alabama Power Company ("ALABAMA"), an Alabama corporation, Georgia Power Company ("GEORGIA"), a Georgia corporation, Gulf Power Company ("GULF"), a Maine corporation, and Mississippi Power Company ("MISSISSIPPI"), a Mississippi corporation (ALABAMA, GEORGIA, GULF and MISSISSIPPI are sometimes collectively referred to herein as the "Subsidiaries"), request authority (i) for each of the Subsidiaries to solicit proxies from the holders of their respective shares of preferred stock and common stock; (ii) for each of the Subsidiaries to amend their respective Charters (as defined herein); (iii) for SOUTHERN to make an offer to the holders of shares of certain series of the Subsidiaries' outstanding preferred stock to acquire such shares for cash; and
(iv) for SOUTHERN to sell to the respective Subsidiaries any preferred stock so acquired at SOUTHERN's purchase price plus expenses. SOUTHERN, ALABAMA, GEORGIA, GULF and MISSISSIPPI are sometimes collectively referred to herein as the "Applicants."

         A.       Introduction

                  1.       ALABAMA Proxy Solicitation and Tender Offer

         ALABAMA proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "ALABAMA Proxy Solicitation") for use at a special meeting of its stockholders (the "ALABAMA Special Meeting") to consider a proposed amendment to Alabama's charter (the "ALABAMA Charter") that would eliminate in their entirety (i) Paragraph A.2.f.(2) of Article IX of the ALABAMA Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by ALABAMA, (ii) Paragraph A.2.f.(1) of Article IX of the ALABAMA Charter, a provision which requires the vote of the holders of at least a majority of the total voting power of the outstanding ALABAMA preferred stock to approve the sale of all or substantially all of ALABAMA's property and mergers or consolidations that have not been approved under the 1935 Act, (iii) Paragraph A.2.b. (except the first paragraph therein) of Article IX of the ALABAMA Charter, a provision restricting the ability of ALABAMA to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels and (iv) the words after "January 31, 1942" of the first paragraph of Paragraph A.2.b. of Article IX of the ALABAMA Charter, a provision restricting the ability of ALABAMA to pay dividends on its common stock in the event that its retained earnings are not at least equal to two times the annual dividends on its outstanding preferred stock (collectively, the "ALABAMA Proposed Amendment"). If the ALABAMA Proposed Amendment is adopted, ALABAMA proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the ALABAMA Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

         Concurrently with the ALABAMA Proxy Solicitation, SOUTHERN proposes to make an offer (the "ALABAMA Offer") to the holders of the 4.20% Series (as


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defined herein) (the "ALABAMA Tendered Series") to acquire for cash any and all shares of such series, at a cash purchase price which SOUTHERN anticipates will include a market premium for such series. In addition, holders of tendered shares purchased by SOUTHERN will receive from ALABAMA a dividend attributable to the period ending on the date the shares are purchased by SOUTHERN. SOUTHERN anticipates that the ALABAMA Offer will expire at 5:00 P.M. (New York City time) on December 10, 1997, the date of the ALABAMA Special Meeting (the "ALABAMA Expiration Date"), unless the ALABAMA Offer is extended. Holders of the ALABAMA Tendered Series who wish to tender such shares pursuant to the ALABAMA Offer must vote in favor of or consent to the ALABAMA Proposed Amendment. Any shares that are tendered but not voted in favor of the ALABAMA Proposed Amendment will be deemed withdrawn and not validly tendered. Among the other conditions of the ALABAMA Offer is that the ALABAMA Proposed Amendment be approved and adopted at the ALABAMA Special Meeting.



                  2.       GEORGIA Proxy Solicitation and Tender Offer

         GEORGIA proposes to solicit proxies from the holders of its outstanding shares of preferred stock (except for shares of the $1.925 Series (as defined herein)) and common stock (the "GEORGIA Proxy Solicitation") for use at a special meeting of its stockholders (the "GEORGIA Special Meeting") to consider a proposed amendment to GEORGIA's charter, as amended (the "GEORGIA Charter"), that would eliminate in their entirety (i) Subparagraph 14.A.3.f.(2) of Paragraph III of the GEORGIA Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by GEORGIA, (ii) Subparagraph 14.A.3.f.(1) of Paragraph III of the GEORGIA Charter, a provision which requires the vote of the holders of at least a majority of the total voting power of the outstanding GEORGIA preferred stock to approve the sale of all or substantially all of GEORGIA's property, mergers or consolidations that have not been approved under the 1935 Act, and (iii) Subparagraph 14.A.3.b. (except the first paragraph therein) of Paragraph III of the GEORGIA Charter, a provision restricting the ability of GEORGIA to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels (collectively, the "GEORGIA Proposed Amendment"). If the GEORGIA Proposed Amendment is adopted, GEORGIA proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the GEORGIA Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

         Concurrently with the GEORGIA Proxy Solicitation, SOUTHERN proposes to make an offer (the "GEORGIA Offer") to the holders of the $4.60 Series, the $4.60 1962 Series, the $4.60 1963 Series, the $4.60 1964 Series, the $4.72
Series, the $4.92 Series, the $4.96 Series, the $5.00 Series and the $5.64 Series (each as herein defined) (collectively, the "GEORGIA Tendered Series") to acquire for cash any and all shares of each such series, at cash purchase prices which SOUTHERN anticipates will include a market premium for each such series.


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In addition, holders of tendered shares purchased by SOUTHERN will receive from
GEORGIA a dividend attributable to the period ending on the date the shares are purchased by SOUTHERN. SOUTHERN anticipates that the GEORGIA Offer will expire at 5:00 P.M. (New York City time) on December 10, 1997, the date of the GEORGIA Special Meeting (the "GEORGIA Expiration Date"), unless the GEORGIA Offer is extended. Holders of the GEORGIA Tendered Series who wish to tender such shares pursuant to the GEORGIA Offer must vote in favor of or consent to the GEORGIA Proposed Amendment. Any shares that are tendered but not voted in favor of the GEORGIA Proposed Amendment will be deemed withdrawn and not validly tendered. Among the other conditions of the GEORGIA Offer is that the GEORGIA Proposed Amendment be approved and adopted at the GEORGIA Special Meeting.

         In addition, GEORGIA has entered into an agreement to purchase approximately 1,365,000 shares of its AR1 1993 Series (as herein defined) from the holder of such shares at purchase prices of up to $25.6875 per share plus the net carrying cost of such holder and approximately 1,430,000 shares of its AR2 1993 Series (as herein defined) from the holder of such shares at purchase prices of up to $25.0025 per share plus the net carrying cost of such holder. It is proposed that, subject to Commission authorization herein (which authorization is hereby sought), GEORGIA may assign its rights under such contract to SOUTHERN, which it is expected would then purchase such shares not later than the time at which SOUTHERN purchases shares pursuant to the GEORGIA Offer, and GEORGIA would purchase such shares from SOUTHERN (at the price paid therefor by SOUTHERN) not later than the time at which GEORGIA purchases shares sold to SOUTHERN pursuant to the GEORGIA Offer as described herein.

                  3.       GULF Proxy Solicitation and Tender Offer

         GULF proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "GULF Proxy Solicitation") for use at a special meeting of its stockholders (the "GULF Special Meeting") to consider a proposed amendment to GULF's Restated Articles of Incorporation, as amended (the "GULF Charter"), that would eliminate in their entirety (i) Paragraph (F)(b) under "General Provisions" of the "Preferred Stock" section of the GULF Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by GULF, (ii) Paragraph (F)(a) under "General Provisions" of the "Preferred Stock" section of the GULF Charter, a provision which requires the vote of the holders of at least a majority of the total voting power of the outstanding GULF preferred stock to approve the sale of all or substantially all of GULF's property, mergers or consolidations that have not been approved under the 1935 Act, and (iii) Paragraph (B) (except the first paragraph therein) under "General Provisions" of the "Preferred Stock" section of the GULF Charter, a provision restricting the ability of GULF to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels (collectively, the "GULF Proposed Amendment"). If the GULF Proposed Amendment is adopted, GULF proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the GULF Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

         Concurrently with the GULF Proxy Solicitation, SOUTHERN proposes to make an offer (the "GULF Offer") to the holders of GULF's outstanding preferred stock of each series (collectively, the "GULF Tendered Series") to acquire for


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cash any and all shares of each such series, at cash purchase prices which
SOUTHERN anticipates will include a market premium for shares of each series. In addition, holders of tendered shares purchased by SOUTHERN will receive from GULF a dividend attributable to the period ending on the date the shares are purchased by SOUTHERN. SOUTHERN anticipates that the GULF Offer will expire at 5:00 P.M. (New York City time) on December 10, 1997, the date of the GULF Special Meeting (the "GULF Expiration Date"), unless the GULF Offer is extended. Holders of the GULF Tendered Series who wish to tender such shares pursuant to the GULF Offer must vote in favor of or consent to the GULF Proposed Amendment. Any shares that are tendered but not voted in favor of the GULF Proposed Amendment will be deemed withdrawn and not validly tendered. Among the other conditions of the GULF Offer is that the GULF Proposed Amendment be approved and adopted at the GULF Special Meeting.

                  4.       MISSISSIPPI Proxy Solicitation and Tender Offer

         MISSISSIPPI proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock (the "MISSISSIPPI Proxy Solicitation") for use at a special meeting of its stockholders (the "MISSISSIPPI Special Meeting") to consider a proposed amendment to MISSISSIPPI's Articles of Incorporation, as amended (the "MISSISSIPPI Charter"), that would eliminate in their entirety (i) Subparagraph (F)(b) of Paragraph FOURTH under "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by MISSISSIPPI, (ii) Subparagraph (F)(a) of Paragraph FOURTH under "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter, a provision which requires the vote of the holders of at least a majority of the total voting power of the outstanding MISSISSIPPI preferred stock to approve the sale of all or substantially all of MISSISSIPPI's property, mergers or consolidations that have not been approved under the 1935 Act, and (iii) Subparagraph (B) (except the first paragraph therein) of Paragraph FOURTH under "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter, a provision restricting the ability of MISSISSIPPI to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels (collectively, the "MISSISSIPPI Proposed Amendment"). If the MISSISSIPPI Proposed Amendment is adopted, MISSISSIPPI proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the MISSISSIPPI Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

         Concurrently with the MISSISSIPPI Proxy Solicitation, SOUTHERN proposes to make an offer (the "MISSISSIPPI Offer") to the holders of the 4.40% Series, the 4.60% MS Series and the 4.72% MS Series (each as herein defined) (collectively, the "MISSISSIPPI Tendered Series") to acquire for cash any and all shares of each such series, at cash purchase prices which SOUTHERN anticipates will include a market premium for each series. In addition, holders of tendered shares purchased by SOUTHERN will receive from MISSISSIPPI a dividend attributable to the period ending on the date the shares are purchased


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by SOUTHERN. SOUTHERN anticipates that the MISSISSIPPI Offer will be scheduled to expire at 5:00 P.M. (New York City time) on December 10, 1997, the date of the MISSISSIPPI Special Meeting (the "MISSISSIPPI Expiration Date"), unless the MISSISSIPPI Offer is extended. Holders of the MISSISSIPPI Tendered Series who wish to tender such shares pursuant to the MISSISSIPPI Offer must vote in favor of or consent to the MISSISSIPPI Proposed Amendment. Any shares that are tendered but not voted in favor of the MISSISSIPPI Proposed Amendment will be deemed withdrawn and not validly tendered. Among the other conditions of the MISSISSIPPI Offer is that the MISSISSIPPI Proposed Amendment be approved and adopted at the MISSISSIPPI Special Meeting.1

         Applicants request that the Commission issue a public notice of the proposed transactions and order authorizing the Proxy Solicitations (collectively, the "Proxy Solicitation Order") on October 31, 1997, thereby both affording the Subsidiaries sufficient time to solicit proxies in advance of the Special Meetings and, because the Proxy Solicitations and the Offers will be effected by means of either a combined proxy statement and issuer tender offer statement for each Tendered Series or by a Proxy Statement for all other Series with respect to each Subsidiary pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") and applicable rules and regulations thereunder, facilitating commencement of the Offers. Applicants further request that as soon as practicable after the Proxy Solicitation Order, the Commission issue an order authorizing the Proposed Amendments and Cash Payments (as defined herein) together with SOUTHERN's proposed acquisition of any and all shares of the Subsidiaries' preferred stock pursuant to the Offers.

         B.       Background

         As discussed below, the purpose of the Proxy Solicitations is to eliminate the provisions in each Subsidiary's Charter restricting the ability of the Subsidiary (i) to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels, (ii) to incur certain indebtedness, (iii) to sell assets, merge or consolidate without preferred shareholder approval under certain circumstances, and (iv) in the case of ALABAMA, the provision restricting the ability of ALABAMA to pay dividends on its common stock in the event that its retained earnings are not at least equal to two times the annual dividends on its outstanding preferred stock. SOUTHERN and each Subsidiary consider these restrictions significant impediments to their ability to adapt to an increasingly competitive market for electricity, maintain financial flexibility and minimize their financing costs. The competitive advantages, financing flexibility and cost benefits resulting from the elimination of these provisions outweigh the one-time cost of the Offers and the Proxy Solicitations. Applicants further believe that the terms of purchase for the outstanding shares of the Subsidiaries' preferred stock pursuant to the Offers will benefit not only tendering preferred stockholders (given the proposed per share purchase price) but also, taking into account all related transaction costs, SOUTHERN's investors and the Subsidiaries' utility customers by (1) contributing to the elimination of the onerous provisions concerning indebtedness, sales of property and consolidations and mergers and common stock dividends (with the attendant benefits described above) and (2) resulting in the acquisition and retirement of outstanding shares of the Subsidiaries' preferred stock and their potential replacement with comparatively less expensive financing alternatives.



_________________
1 The ALABAMA Proxy Solicitation, the GEORGIA Proxy Solicitation, the GULF Proxy Solicitation and the MISSISSIPPI Proxy Solicitation are sometimes referred to herein individually as a "Proxy Solicitation" and collectively as the "Proxy Solicitations"; the ALABAMA Special Meeting, the GEORGIA Special Meeting, the GULF Special Meeting and the MISSISSIPPI Special Meeting are sometimes referred to herein individually as a "Special Meeting" and collectively as the "Special Meetings"; the ALABAMA Charter, the GEORGIA Charter, the GULF Charter and the MISSISSIPPI Charter are sometimes referred to herein individually as a "Charter" and collectively as the "Charters"; the ALABAMA Proposed Amendment, the GEORGIA Proposed Amendment, the GULF Proposed Amendment and the MISSISSIPPI Proposed Amendment are sometimes referred to herein individually as a "Proposed Amendment" and collectively as the "Proposed Amendments"; the ALABAMA Offer, the GEORGIA Offer, the GULF Offer and the MISSISSIPPI Offer are sometimes referred to herein individually as an "Offer" and collectively as the "Offers"; the ALABAMA Tendered Series, the GEORGIA Tendered Series, the GULF Tendered Series and the MISSISSIPPI Tendered Series are sometimes referred to herein individually as a "Tendered Series" and collectively as the "Tendered Series"; and the ALABAMA Expiration Date, the GEORGIA Expiration Date, the GULF Expiration Date and the MISSISSIPPI Expiration Date are sometimes referred to herein individually as an "Expiration Date" and collectively as the "Expiration Dates."
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         C.   Proposed Transactions:  Proxy Solicitation and Proposed Amendment

                  1.       Terms of Proxy Solicitation and Proposed Amendment

                           a.       ALABAMA

         ALABAMA has outstanding 5,608,955 shares of common stock, par value $40 per share (the "ALABAMA Common Stock"), all of which are held by SOUTHERN. ALABAMA's outstanding preferred stock consists of (i) 5,520,000 shares of Class A cumulative preferred stock, stated capital $25 per share (collectively, the "ALABAMA NYSE Preferred Stock"), issued in three series (each, an "ALABAMA NYSE Series"), 2 which are traded on the New York Stock Exchange, (ii) 704,000 shares of cumulative preferred stock, par value $100 per share (collectively, the "ALABAMA $100 Preferred Stock"), issued in six series (each, an "ALABAMA $100 Series"), 3 which are traded over-the-counter, (iii) 200 shares of Class A cumulative preferred stock, stated capital $100,000 per share (collectively, the "1993 Auction Preferred Stock"), issued in one series (the "1993 Auction Series"), which are traded over-the-counter, and (iv) 500,000 shares of Class A cumulative preferred stock, stated capital $100 per share (collectively, the "1988 Auction Preferred Stock" and, together with the ALABAMA NYSE Preferred Stock, the ALABAMA $100 Preferred Stock and the 1993 Auction Preferred Stock, the "ALABAMA Preferred Stock"), issued in one series (the "1988 Auction Series" and, together with the ALABAMA NYSE Series, the ALABAMA $100 Series and the 1993 Auction Series, the "ALABAMA Series"), which are traded over-the-counter. The ALABAMA Common Stock and ALABAMA Preferred Stock constitute ALABAMA's only outstanding securities entitled to vote on the ALABAMA Proposed Amendment. ALABAMA has outstanding no other class of equity securities.

         Paragraph A.2.f.(2) of Article IX of the ALABAMA Charter currently provides that, so long as any shares of ALABAMA's Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding ALABAMA Preferred Stock, ALABAMA shall not issue or assume any securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities issued by ALABAMA resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the ALABAMA Preferred Stock or of any senior or equally ranking stock) if, immediately after such issue or assumption, the


____________

2 The three series of ALABAMA NYSE Preferred Stock consist of a 6.80%
series, of which 1,520,000 shares are outstanding ("6.80% Series"); a 6.40% series, of which 2,000,000 shares are outstanding ("6.40% Series"); and an adjustable rate series, of which 2,000,000 shares are outstanding ("AR Series").

3 The six series of ALABAMA $100 Preferred Stock consist of a 4.20% series, of which 364,000 shares are outstanding ("4.20% Series"); a 4.52% series, of which 50,000 shares are outstanding ("4.52% Series"); a 4.60% series, of which 100,000 shares are outstanding ("4.60% AL Series"); a 4.64% series, of which 60,000 shares are outstanding ("4.64% Series"); a 4.72% series, of which 50,000 shares are outstanding ("4.72% AL Series"); and a 4.92% series, of which 80,000 shares are outstanding ("4.92% Series").

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total outstanding principal amount of all securities representing unsecured debt of ALABAMA would exceed 20% of the aggregate of all existing secured debt of ALABAMA and the capital stock, premiums thereon and surplus of ALABAMA as stated on ALABAMA's books (the "ALABAMA Debt Limitation Provision"). The ALABAMA Proposed Amendment would eliminate the ALABAMA Debt Limitation Provision by deleting it in its entirety from the ALABAMA Charter.

         Paragraph A.2.f.(1) of Article IX of the ALABAMA Charter currently provides that, so long as any shares of ALABAMA Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding ALABAMA Preferred Stock, ALABAMA shall not dispose of all or substantially all of its property or merge or consolidate, unless such action has been approved by the Commission under the 1935 Act (the "ALABAMA Merger Provision"). The ALABAMA Amendment would eliminate the ALABAMA Merger Provision by deleting it in its entirety from the ALABAMA Charter.

         Paragraph A.2.b. (except the first paragraph therein) of Article IX of the ALABAMA Charter currently provides that, so long as any shares of ALABAMA Preferred Stock are outstanding (except as may be approved or permitted by the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding ALABAMA Preferred Stock), ALABAMA's payment of dividends on the ALABAMA Common Stock is limited to 50% of net income available for such stock during a period of 12 months if, calculated on a corporate basis, the ratio of ALABAMA Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of such net income if such ratio is 20% or more but less than 25% (the "ALABAMA Common Stock Dividend Provision"). The ALABAMA Amendment would eliminate the ALABAMA Common Stock Dividend Provision by deleting it in its entirety from the ALABAMA Charter.

         The clause after the words "January 31, 1942" in the first paragraph of Paragraph A.2.b. of Article IX of the ALABAMA Charter currently provides that, so long as any shares of ALABAMA Preferred Stock are outstanding, ALABAMA shall not pay dividends on ALABAMA Common Stock (except those paid concurrently with the receipt of a cash capital contribution in like amount) in cases where retained earnings are not at least equal to two times annual dividends on the outstanding ALABAMA Preferred Stock (the "ALABAMA Retained Earnings Dividend Provision").4 The ALABAMA Amendment would eliminate the ALABAMA Retained Earnings Dividend Provision by deleting the above-mentioned clause of such paragraph from the ALABAMA Charter.

         If the ALABAMA Proposed Amendment is adopted, ALABAMA proposes to make a special cash payment equal to 1.00% of the par value or stated capital, as applicable, per share of the ALABAMA Preferred Stock (except that the special cash payment shall equal 0.25% of the stated capital per share for the 1988 Auction Series and the 1993 Auction Series) (each, an "ALABAMA Cash Payment") for each share of ALABAMA Preferred Stock (each, an "ALABAMA Share") properly voted at the ALABAMA Special Meeting (in person by ballot or by proxy) in favor of the ALABAMA Proposed Amendment, provided that such ALABAMA Shares are not tendered pursuant to the ALABAMA Offer. ALABAMA will disburse ALABAMA Cash Payments out of its general funds, promptly after adoption of the ALABAMA Proposed Amendment.


____________
4 The ALABAMA Debt Limitation Provision, the ALABAMA Merger Provision, the ALABAMA Common Stock Dividend Provision and the ALABAMA Retained Earnings Dividend Provision are sometimes referred to herein collectively as the "ALABAMA Restriction Provisions."



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

                           b.       GEORGIA

         GEORGIA has outstanding 7,761,500 shares of common stock, no par value (the "GEORGIA Common Stock"), all of which are held by SOUTHERN. GEORGIA's outstanding preferred stock consists of (i) 8,156,500 shares of Class A cumulative preferred stock, stated value $25 per share (collectively, the "GEORGIA NYSE Preferred Stock"), issued in three series (each, a "GEORGIA NYSE Series"), 5 which are traded on the New York Stock Exchange and (ii) 1,177,864 shares of cumulative preferred stock, stated value $100 per share (collectively, the "GEORGIA OTC Preferred Stock" and, together with the GEORGIA NYSE Preferred Stock, the "GEORGIA Preferred Stock"), issued in eleven series (each, a "GEORGIA OTC Series" and, together with the GEORGIA NYSE Series, "GEORGIA Series"), 6 which are traded over-the-counter. The GEORGIA Common Stock and GEORGIA Preferred Stock constitute GEORGIA's only outstanding securities entitled to vote on the GEORGIA Proposed Amendment. GEORGIA has outstanding no other class of equity securities.

         Subparagraph 14.A.3.f.(2) of Paragraph III of the GEORGIA Charter currently provides that, so long as any shares of GEORGIA Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding GEORGIA Preferred Stock, GEORGIA shall not issue or assume any securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities issued by GEORGIA resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the GEORGIA Preferred Stock or of any senior or equally ranking stock) if, immediately after such issue or assumption, (a) the total outstanding principal amount of all securities representing unsecured debt of GEORGIA would exceed 20% of the aggregate of all existing secured debt of GEORGIA and the capital stock, premiums thereon and surplus of GEORGIA as stated on GEORGIA's books; or (b) the total outstanding principal amount of all securities representing unsecured debt of GEORGIA of maturities of less than ten years7 would exceed 10% of such aggregate (the "GEORGIA Debt Limitation Provision"). The GEORGIA Proposed Amendment would eliminate the GEORGIA Debt Limitation Provision by deleting it in its entirety from the GEORGIA Charter.


_________________

5 The three series of GEORGIA NYSE Preferred Stock consist of a $1.925 series, of which 1,156,500 shares are outstanding ("$1.925 Series"); an adjustable rate (first 1993) series, of which 3,000,000 shares are outstanding ("AR1 1993 Series"); and an adjustable rate (second 1993) series, of which 4,000,000 shares are outstanding ("AR2 1993 Series").

6 The eleven series of GEORGIA OTC Preferred Stock consist of a $4.60 series, of which 433,774 shares are outstanding ("$4.60 Series"); a $4.60 1962 series, of which 70,000 shares are outstanding ("$4.60 1962 Series"); a $4.60 1963 series, of which 70,000 shares are outstanding ("$4.60 1963 Series"); a $4.60 1964 series, of which 50,000 shares are outstanding ("$4.60 1964 Series"); a $4.72 series, of which 60,000 shares are outstanding ("$4.72 Series"); a $4.92 series, of which 100,000 shares are outstanding ("$4.92 Series"); a $4.96 series, of which 70,000 shares are outstanding ("$4.96 Series"); a $5.00 series, of which 14,090 shares are outstanding ("$5.00 Series"); a $5.64 series, of which 90,000 shares are outstanding ("$5.64 Series"); a $6.48 series, of which 120,000 shares are outstanding ("$6.48 Series"); and a $6.60 series, of which 100,000 shares are outstanding ("$6.60 Series").

7 For the purpose of this provision, the payment due upon the maturity of unsecured debt having an original single maturity in excess of ten years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of ten years shall not be regarded as unsecured debt of a maturity less than ten years until such payment shall be required to be made within three years.

         Subparagraph 14.A.3.f.(1) of Paragraph III of the GEORGIA Charter currently provides that, so long as any shares of GEORGIA Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding GEORGIA Preferred Stock, GEORGIA shall not dispose of all or substantially all of its property or merge or consolidate, unless such action has been approved by the Commission under the 1935 Act (the "GEORGIA Merger Provision"). The GEORGIA Amendment would eliminate the GEORGIA Merger Provision by deleting it in its entirety from the GEORGIA Charter.

         Subparagraph 14.A.3.b. (except the first paragraph therein) of Paragraph III of the GEORGIA Charter currently provides that, so long as any shares of GEORGIA Preferred Stock are outstanding, GEORGIA's payment of dividends on the GEORGIA Common Stock is limited to 50% of net income available for such stock during a period of 12 months if, calculated on a corporate basis, the ratio of GEORGIA Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of such net income if such ratio is 20% or more but less than 25% (the "GEORGIA Common Stock Dividend Provision"). 8 The GEORGIA Amendment would eliminate the GEORGIA Common Stock Dividend Provision by deleting it in its entirety from the GEORGIA Charter.

         If the GEORGIA Proposed Amendment is adopted, GEORGIA proposes to make a special cash payment equal to 1.00% of the stated value per share of the GEORGIA Preferred Stock (each, a "GEORGIA Cash Payment") for each share of GEORGIA Preferred Stock (except for shares of the $1.925 Series because GEORGIA is not soliciting proxies from the holders of outstanding shares of such Series) (each, a "GEORGIA Share") properly voted at the GEORGIA Special Meeting (in person by ballot or by proxy) in favor of the GEORGIA Proposed Amendment, provided that such GEORGIA Shares are not tendered pursuant to the GEORGIA Offer. GEORGIA will disburse GEORGIA Cash Payments out of its general funds, promptly after adoption of the GEORGIA Proposed Amendment.

                           c.       GULF

         GULF has outstanding 992,717 shares of common stock, no par value (the "GULF Common Stock"), all of which are held by SOUTHERN. GULF's outstanding preferred stock consists of (i) 151,026 shares of preferred stock, par value $100 per share (collectively, the "GULF $100 Preferred Stock"), issued in three series (each, a "GULF $100 Series"), 9 which are traded over-the-counter and
(ii) 1,400,000 shares of Class A cumulative preferred stock, par value $10 per


______________

8 The GEORGIA Debt Limitation Provision, the GEORGIA Merger Provision and the GEORGIA Common Stock Dividend Provision are sometimes referred to herein collectively as the "GEORGIA Restriction Provisions."

9 The three series of GULF $100 Preferred Stock consist of a 4.64% series, of which 51,026 shares are outstanding ("4.64% Series"); a 5.16% series, of which 50,000 shares are outstanding ("5.16% Series"); and a 5.44% series, of which 50,000 shares are outstanding ("5.44% Series").

share, stated capital $25 per share (collectively, the "GULF $10 Preferred Stock" and, together with the GULF $100 Preferred Stock, the "GULF Preferred Stock"), issued in two series (each, a "GULF $10 Series" and, together with the GULF $100 Series, "GULF Series"), 10 which are traded over-the-counter. The GULF Common Stock and GULF Preferred Stock constitute GULF's only outstanding securities entitled to vote on the GULF Proposed Amendment. GULF has outstanding no other class of equity securities.

         Paragraph (F)(b) under the "General Provisions" of the "Preferred Stock" section of the GULF Charter currently provides that, so long as any shares of GULF Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding GULF Preferred Stock, GULF shall not issue or assume any securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities issued by GULF resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the GULF Preferred Stock or of any senior or equally ranking stock) if, immediately after such issue or assumption, (a) the total outstanding principal amount of all securities representing unsecured debt of GULF would exceed 20% of the aggregate of all existing secured debt of GULF and the capital stock, premiums thereon and surplus of GULF as stated on GULF's books; or (b) the total outstanding principal amount of all securities representing unsecured debt of GULF of maturities of less than ten years11 would exceed 10% of such aggregate (the "GULF Debt Limitation Provision"). The GULF Proposed Amendment would eliminate the GULF Debt Limitation Provision by deleting it in its entirety from the GULF Charter.

         Paragraph (F)(a) under "General Provisions" of the "Preferred Stock" section of the GULF Charter currently provides that, so long as any shares of GULF Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the total voting power of the outstanding GULF Preferred Stock, GULF shall not dispose of all or substantially all of its property or merge or consolidate, unless such action has been approved by the Commission under the 1935 Act (the "GULF Merger Provision"). The GULF Amendment would eliminate the GULF Merger Provision by deleting it in its entirety from the GULF Charter.

         Paragraph (B) (except the first paragraph therein) under the "General Provisions" of the "Preferred Stock" section of the GULF Charter currently provides that, so long as any shares of GULF Preferred Stock are outstanding, GULF's payment of dividends on the GULF Common Stock are limited to 50% of net income available for such stock during a period of 12 months if, calculated on a corporate basis, the ratio of GULF Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of such net income if such ratio is 20% or more but less


_______________

10 The two series of GULF $10 Preferred Stock consist of a 6.72% series, of which 800,000 shares are outstanding ("6.72% Series"); and an adjustable rate
(1993) series, of which 600,000 shares are outstanding ("AR 1993 Series").

11 For the purpose of this provision, the payment due upon the maturity of unsecured debt having an original single maturity in excess of ten years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of ten years shall not be regarded as unsecured debt of a maturity less than ten years until such payment shall be required to be made within three years.

than 25% (the "GULF Common Stock Dividend Provision"). 12 The GULF Amendment would eliminate the GULF Common Stock Dividend Provision by deleting it in its entirety from the GULF Charter.

         If the GULF Proposed Amendment is adopted, GULF proposes to make a special cash payment equal to 1.00% of the stated capital, in the case of the GULF $10 Preferred Stock, or par value, in the case of the GULF $100 Preferred Stock, per share of the GULF Preferred Stock (each, a "GULF Cash Payment") for each share of GULF Preferred Stock (each, a "GULF Share") properly voted at the GULF Special Meeting (in person by ballot or by proxy) in favor of the GULF Proposed Amendment, provided that such GULF Shares are not tendered pursuant to the GULF Offer. GULF will disburse GULF Cash Payments out of its general funds, promptly after adoption of the GULF Proposed Amendment.

                           d.       MISSISSIPPI

         MISSISSIPPI has outstanding 1,121,000 shares of common stock, without par value (the "MISSISSIPPI Common Stock"), all of which are held by SOUTHERN. MISSISSIPPI's outstanding preferred stock consists of (i) 936,160 shares of depositary preferred shares, each representing one-fourth a share of cumulative preferred stock, par value $100 per share (collectively, the "MISSISSIPPI NYSE Preferred Stock"), issued in two series (each, a "MISSISSIPPI NYSE Series"), 13 which are traded on the New York Stock Exchange, and (ii) 160,099 shares of cumulative preferred stock, par value $100 per share (collectively, the "MISSISSIPPI OTC Preferred Stock" and, together with the MISSISSIPPI NYSE Preferred Stock, the "MISSISSIPPI Preferred Stock"), issued in four series (each, a "MISSISSIPPI OTC Series" and, together with the MISSISSIPPI NYSE Series, the "MISSISSIPPI Series"), 14 which are traded over-the-counter. The MISSISSIPPI Common Stock and MISSISSIPPI Preferred Stock constitute MISSISSIPPI's only outstanding securities entitled to vote on the MISSISSIPPI Proposed Amendment. MISSISSIPPI has outstanding no other class of equity securities.

         Subparagraph (F)(b) of Paragraph FOURTH under "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter currently provides that, so long as any shares of MISSISSIPPI Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the outstanding MISSISSIPPI Preferred Stock, MISSISSIPPI shall not issue or assume any securities representing unsecured debt (other than for the purpose of refunding or renewing outstanding unsecured securities issued by MISSISSIPPI resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the MISSISSIPPI Preferred Stock or of any senior or equally ranking stock) if, immediately after such issue or assumption, (a) the total outstanding principal amount of all securities representing unsecured debt of MISSISSIPPI would exceed 20% of the aggregate of all existing secured debt of MISSISSIPPI and the capital stock, premiums thereon and surplus of MISSISSIPPI


____________

12 The GULF Debt Limitation Provision, the GULF Merger Provision and the GULF Common Stock Dividend Provision are sometimes referred to herein collectively as the "GULF Restriction Provisions."

13 The two series of MISSISSIPPI NYSE Preferred Stock consist of a 6.32% series, of which 600,000 shares are outstanding ("6.32% Series"); and a 6.65% series, of which 336,160 shares are outstanding ("6.65% Series").

14 The four series of MISSISSIPPI OTC Preferred Stock consist of a 4.40% series, of which 40,000 shares are outstanding ("4.40% Series"); a 4.60% series, of which 20,099 shares are outstanding ("4.60% MS Series"); a 4.72% series, of which 50,000 shares are outstanding ("4.72% MS Series"); and a 7.00% series, of which 50,000 shares are outstanding ("7.00% Series").

as stated on MISSISSIPPI's books; or (b) the total outstanding principal amount of all securities representing unsecured debt of MISSISSIPPI of maturities of less than ten years15 would exceed 10% of such aggregate (the "MISSISSIPPI Debt Limitation Provision"). The MISSISSIPPI Proposed Amendment would eliminate the MISSISSIPPI Debt Limitation Provision by deleting it in its entirety from the MISSISSIPPI Charter.

         Subparagraph (F)(a) of Paragraph FOURTH under the "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter currently provides that, so long as any shares of MISSISSIPPI Preferred Stock are outstanding, without the affirmative vote of the holders of at least a majority of the outstanding MISSISSIPPI Preferred Stock, MISSISSIPPI shall not dispose of all or substantially all of its property or merge or consolidate, unless such action has been approved by the Commission under the 1935 Act (the "MISSISSIPPI Merger Provision"). The MISSISSIPPI Amendment would eliminate the MISSISSIPPI Merger Provision by deleting it in its entirety from the MISSISSIPPI Charter.

         Subparagraph (B) (except the first paragraph therein) of Paragraph FOURTH under "General Provisions" of the "Preferred Stock" section of the MISSISSIPPI Charter currently provides that, so long as any shares of MISSISSIPPI Preferred Stock are outstanding, MISSISSIPPI's payment of dividends on the MISSISSIPPI Common Stock are limited to 50% of net income available for such stock during a period of 12 months if, calculated on a corporate basis, the ratio of MISSISSIPPI Common Stock equity to total capitalization, including surplus, adjusted to reflect the payment of the proposed dividend, is below 20%, and to 75% of such net income if such ratio is 20% or more but less than 25% (the "MISSISSIPPI Common Stock Dividend Provision"). 16 The MISSISSIPPI Amendment would eliminate the MISSISSIPPI Common Stock Dividend Provision by deleting it in its entirety from the MISSISSIPPI Charter.

         If the MISSISSIPPI Proposed Amendment is adopted, MISSISSIPPI proposes to make a special cash payment equal to 1.00% of the par value per share of the MISSISSIPPI Preferred Stock (each, a "MISSISSIPPI Cash Payment") for each share of MISSISSIPPI Preferred Stock (each, a "MISSISSIPPI Share") properly voted at the MISSISSIPPI Special Meeting (in person by ballot or by proxy) in favor of the MISSISSIPPI Proposed Amendment, provided that such MISSISSIPPI Shares are


___________

15 For the purpose of this provision, the payment due upon the maturity of unsecured debt having an original single maturity in excess of ten years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of ten years shall not be regarded as unsecured debt of a maturity less than ten years until such payment shall be required to be made within three years.

16 The MISSISSIPPI Debt Limitation Provision, the MISSISSIPPI Merger Provision and the MISSISSIPPI Common Stock Dividend Provision are sometimes referred to herein collectively as the "MISSISSIPPI Restriction Provisions. The ALABAMA Restriction Provisions, the GEORGIA Restriction Provisions, the GULF Restriction Provisions and the MISSISSIPPI Restriction Provisions are sometimes referred to herein collectively as the "Restriction Provisions."

not tendered pursuant to the MISSISSIPPI Offer. MISSISSIPPI will disburse MISSISSIPPI Cash Payments out of its general funds, promptly after adoption of the MISSISSIPPI Proposed Amendment.17

                           e.       Miscellaneous

         Adoption of an amendment to the Charters, including the Proposed Amendments, requires the affirmative vote at a Subsidiary's Special Meeting (in person by ballot or by proxy) of the holders of not less than (1) two-thirds of the voting power of the outstanding Preferred Stock of all Series, voting together as one class, and (2) in the case of GEORGIA, two-thirds of its Common Stock and in the case of ALABAMA, GULF and MISSISSIPPI, a majority of its Common Stock. SOUTHERN will vote its shares of ALABAMA Common Stock, GEORGIA Common Stock, GULF Common Stock and MISSISSIPPI Common Stock, respectively, in favor of the Proposed Amendments. Abstentions and broker non-votes in respect of the Proposed Amendments will have the effect of votes against the Proposed Amendments.

         Votes at the Special Meetings will be tabulated preliminarily by The Bank of New York and Corporate Investor Communications, Inc. Inspectors of election, duly appointed by the presiding officer at the Special Meetings, will definitively count and tabulate the votes and determine and announce the results at the meeting.

         The Subsidiaries have engaged Corporate Investor Communications, Inc. to act as information agent in connection with the Proxy Solicitations for fees and expenses estimated not to exceed approximately $70,000.

                  2.       Benefits of Proposed Amendments

         Reference is made to Exhibits B-1, B-2, B-3 and B-4 (draft Offer to Purchase and Proxy Statement) with respect to the Tendered Series and to Exhibits B-5, B-6 and B-7 (draft Proxy Statement) with respect to the Non-Tendered Series18 (as defined below) for detailed information with respect to the benefits of the Proposed Amendments.

         D.       Proposed Transactions:  Offer

                  1.        Terms of Offer

         Concurrently with the commencement of the Proxy Solicitations, subject to the terms and conditions stated in the Offers to Purchase and Proxy Statements and the Letters of Transmittal and Proxy (see Exhibits B-1, B-2, B-3, B-4 and B-9 through B-12) (collectively, "Offer Documents"), SOUTHERN proposes to make the Offers, pursuant to which it will offer to acquire from the holders of the Preferred Stock of certain Series any and all Shares of such Series at the following cash purchase prices:


_____________

17 The ALABAMA Cash Payment, the GEORGIA Cash Payment, the GULF Cash Payment and the MISSISSIPPI Cash Payment are sometimes referred to herein individually as a "Cash Payment" and collectively as the "Cash Payments" and the ALABAMA Shares, the GEORGIA Shares, the GULF Shares and the MISSISSIPPI Shares are sometimes referred to herein individually and collectively as the "Shares."

18 The ALABAMA Series that are not ALABAMA Tendered Series are sometimes referred to herein collectively as the "ALABAMA Non-Tendered Series." The GEORGIA Series that are not GEORGIA Tendered Series are sometimes referred to herein collectively as the "GEORGIA Non-Tendered Series." The MISSISSIPPI Series that are not MISSISSIPPI Tendered Series are sometimes referred to herein collectively as the "MISSISSIPPI Non-Tendered Series." The ALABAMA Non-Tendered Series, the GEORGIA Non-Tendered Series and the MISSISSIPPI Non-Tendered Series are sometimes referred to herein individually as a "Non-Tendered Series" and collectively as the "Non-Tendered Series."

                  (i) ALABAMA - $__ per share, in the case of the 4.20% Series ("ALABAMA Purchase Price") .

                  (ii) GEORGIA - $___ per share, in the case of the $4.60 Series; $___ per share, in the case of the $4.60 1962 Series; $__ per share, in the case of the $4.60 1963 Series; $__ per share, in the case of the $4.60 1964 Series; $___ per share, in the case of the $4.72 Series; $___ per share, in the case of the $4.92 Series; $__ per share, in the case of the $4.96 Series; $__ per share, in the case of the $5.00 Series; and $___ per share, in the case of the $5.64 Series (each, a "GEORGIA Purchase Price").

                  (iii) GULF - $__ per share, in the case of the 4.64% Series; $___ per share, in the case of the 5.16% Series; $___ per share, in the case of the 5.44% Series; $___ per share, in the case of the 6.72% Series; and $__ per share, in the case of the AR 1993 Series (each, a "GULF Purchase Price").

                  (iv) MISSISSIPPI - $__ per share, in the case of the 4.40% Series; $__ per share, in the case of the 4.60% MS Series; and $__ per share, in the case of the 4.72% MS Series (each, a "MISSISSIPPI Purchase Price").19

In addition to the purchase price paid by SOUTHERN, holders of tendered shares purchased by SOUTHERN will receive from the applicable Subsidiary a dividend attributable to the period ending on the date the shares are purchased by SOUTHERN. SOUTHERN anticipates that the Offer for each Tendered Series of Preferred Stock will be scheduled to expire at 5:00 P.M. (New York City time) on the date of the Special Meetings (i.e., December 10, 1997). As noted below, the Expiration Date may be extended under certain circumstances.

         The Offers consist of separate offers for each Tendered Series, which consist of the one ALABAMA Tendered Series, the nine GEORGIA Tendered Series, the five GULF Tendered Series and the three MISSISSIPPI Tendered Series, with the offer for any one Series being independent of the offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all holders of the respective Tendered Series. The Offers are not conditioned upon any minimum number of Shares of the applicable Series being tendered, but are conditioned, among other things, on tendering Preferred Shareholders voting in favor of the Proposed Amendments and the Proposed Amendments being adopted at the respective Special Meetings.


_________________

19 The ALABAMA Purchase Price, the GEORGIA Purchase Price, the GULF Purchase Price and the MISSISSIPPI Purchase Price are sometimes referred to herein individually as a "Purchase Price" and collectively as the "Purchase Prices."

         To tender shares in accordance with the terms of the Offer Documents, the tendering Preferred Stockholder must either (1) send to The Bank of New York, in its capacity as depositary for the Offers ("Depositary"), a properly completed and duly executed Letter of Transmittal and Proxy for that Series, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents.20 Tenders of Shares made pursuant to an Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.

         SOUTHERN's obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is made in accordance with Rule 51 under the 1935 Act and is subject to various conditions enumerated in the Offer Documents, including, among other conditions, that tendering Preferred Shareholders vote in favor of the Proposed Amendments, that the Proposed Amendments be adopted at the Special Meetings and that the Commission issue an order under the 1935 Act authorizing the proposed transactions.

         At any time or from time to time, SOUTHERN may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.

         Conversely, SOUTHERN may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered, subject to applicable provisions of Rule 13e-4 under the Exchange Act requiring SOUTHERN either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of an Offer, upon the occurrence of any of the conditions to closing enumerated in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

         Subject to compliance with applicable law, SOUTHERN further reserves the right in the Offer Documents, in its sole discretion, to amend one or more Offers in any respect by making a public announcement thereof. If SOUTHERN materially changes the terms of an Offer or the information concerning an Offer, or if SOUTHERN waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), SOUTHERN will


________________

20 Preferred Stockholders will not be under any obligation to tender Shares pursuant to the Offer; the Offer will not constitute a notice of redemption of any Series pursuant to the Charter. Nor will the Offer operate to waive any option the Subsidiaries have to redeem Shares.

extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If an Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that SOUTHERN notifies Preferred Stockholders that it will (a) decrease the number of Shares of any Series of Preferred being sought, (b) increase or decrease the consideration being offered in the Offer to holders of any Series of Preferred or (c) increase or decrease the soliciting dealers' fees, the Expiration Date will be extended until the expiration of such period of ten business days.

         Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by SOUTHERN until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of an Offer, as promptly as practicable after the Expiration Date, SOUTHERN will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn. SOUTHERN will pay for Shares that it has purchased pursuant to the Offer by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering Preferred Stockholders for the purpose of receiving payment from SOUTHERN and transmitting payment to tendering Preferred Stockholders. SOUTHERN will pay all stock transfer taxes, if any, payable on account of its acquisition of Shares pursuant to an Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal and Proxy.

         With respect to Shares validly tendered and accepted for payment by SOUTHERN, each tendering Preferred Stockholder will be entitled to receive as consideration from SOUTHERN only the applicable Purchase Price (which SOUTHERN anticipates will reflect a premium over the current market price at the commencement of the Offers). In addition to the purchase price paid by SOUTHERN, holders of tendered shares purchased by SOUTHERN will receive from the applicable Subsidiary a dividend attributable to the period ending on the date the shares are purchased by SOUTHERN. Any such holder will not be entitled to receive with respect to such tendered Shares additional consideration in the form of a Cash Payment. As stated above in Item 1.C, the latter payment is payable by a Subsidiary solely in respect of Shares voted by Preferred Stockholders at such Subsidiary's Special Meeting in favor of the Proposed Amendment, provided that (a) such Shares have not been tendered pursuant to an Offer and (b) the Proposed Amendment is adopted at the Subsidiary's Special Meeting. Preferred Stockholders who wish to tender their Shares pursuant to an Offer must vote in favor of or consent to the Proposed Amendment. The Offer is conditioned upon, among other things, the Proposed Amendment being adopted at the Special Meeting.

         As noted immediately above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by SOUTHERN as promptly as practicable after the Expiration Date.

         If a Proposed Amendment is not adopted at the Special Meeting, SOUTHERN may elect, but is not obligated, to waive such condition, subject to applicable law.21 In that case, as promptly as practicable after SOUTHERN's waiver thereof and purchase of any Shares validly tendered pursuant to the Offers, the affected Subsidiary anticipates that it may either adjourn the Special Meeting or call another special meeting of its common and preferred stockholders and solicit proxies therefrom for the same purpose as in the instant proceeding, i.e., to secure the requisite affirmative vote of stockholders in favor of the Proposed Amendments. At such meeting, SOUTHERN would vote any Shares acquired by it pursuant to the Offer or otherwise22 (as well as all of its shares of Common Stock) in favor of the Proposed Amendments. If the proposed amendment is adopted at such meeting, and in any event within one year from the Expiration Date (including any potential extension thereof pursuant to the Offer), SOUTHERN will promptly after such meeting or at the expiration of such one-year period, as applicable, sell the Shares to the Subsidiary at the Purchase Price plus expenses paid therefor pursuant to the Offer, and the Subsidiary will thereupon retire and cancel such Shares.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as dealer manager (the "Dealer Manager") for SOUTHERN in connection with the Offers. SOUTHERN has agreed to pay to the Dealer Manager a fee of an amount equal to 0.50% of the par value per Share of Shares of a Tendered Series which are tendered, accepted for payment and paid for pursuant to the Offers or (if not tendered pursuant to the Offers) voted in favor of the Proposed Amendment (if such Proposed Amendment is approved and adopted); provided, however, with respect to GEORGIA's nine Tendered Series, SOUTHERN has agreed to pay the Dealer Manager a fee of an amount equal to 0.50% of the stated value per Share of such Shares which are tendered or voted as described above; provided, further, with respect to GULF's AR 1993 Series and 6.72% Series, SOUTHERN has agreed to pay the Dealer Manager a fee of an amount equal to 0.50% of the stated capital per Share of such Shares which are tendered or voted as described above.

         In addition, SOUTHERN has agreed to pay a solicitation fee of an amount equal to 1.50% of the par value (or (x) stated value with respect to GEORGIA's nine Tendered Series and (y) stated capital with respect to GULF's AR 1993 Series and 6.72% Series) per Share of Shares of a Tendered Series that are tendered, accepted for payment and paid for pursuant to the Offers; provided, however, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of a Tendered Series, SOUTHERN has agreed to pay a solicitation fee of an amount equal to 1.00% of the par value (or (x) stated value with respect to GEORGIA's nine Tendered Series and (y) stated capital with


__________________

21 In this regard, as noted above, if SOUTHERN waives a material condition of an Offer (such as the condition that a Proposed Amendment be adopted at the Special Meeting), SOUTHERN will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act.

22 Following the Expiration Date and the consummation of the purchase of Shares pursuant to an Offer, SOUTHERN may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. SOUTHERN will not undertake any such transactions without receipt of any required Commission authorizations under the 1935 Act in one or more separate proceedings. Likewise, in the event such a further special meeting is necessary, the affected Subsidiary would not undertake any associated proxy solicitation and proposed Charter amendment prior to receipt of any required Commission authorizations under the 1935 Act in a separate proceeding.

respect to GULF's AR 1993 Series and 6.72% Series) per Share for such Shares of a Tendered Series. SOUTHERN and/or ALABAMA, GULF and MISSISSIPPI have each agreed to pay a separate fee of an amount equal to 0.50% of the par value (or stated capital with respect to GULF's AR 1993 Series and 6.72% Series) per Share for Shares of the respective Tendered Series that are not tendered pursuant to the respective Offers but which are voted in favor of such Subsidiary's Proposed Amendment (if such Proposed Amendment is approved and adopted); provided, however, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of a Tendered Series, SOUTHERN and/or ALABAMA, GULF or MISSISSIPPI, as applicable, will pay a separate fee of an amount equal to 0.25% of the par value (or stated capital with respect to GULF's AR 1993 Series and 6.72% Series) per Share for Shares of the respective Tendered Series that are not tendered pursuant to the respective Offers but which are voted in favor of such Subsidiary's Proposed Amendment (if such Proposed Amendment is approved and adopted). With respect to fees payable pursuant to this paragraph involving transactions for beneficial owners whose ownership is less than 2,500 Shares of a Tendered Series, any fee payable thereunder shall be paid in full to the Dealer Manager unless a Soliciting Dealer (as defined in the applicable Offer to Purchase and Proxy Statement) is designated, in which case such fee shall be paid in full to such designated Soliciting Dealer (which designated Soliciting Dealer may be the Dealer Manager). With respect to fees payable pursuant to this paragraph involving transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of a Tendered Series, any fee payable hereunder shall be paid in full to the Dealer Manager unless a Soliciting Dealer is designated, in which case, 80% of such fee shall be paid to the Dealer Manager and 20% of such fee shall be paid to the designated Soliciting Dealer (which designated Soliciting Dealer may be the Dealer Manager).

         In connection with the Proxy Solicitation, SOUTHERN and/or ALABAMA, GEORGIA and MISSISSIPPI each have agreed to pay the Dealer Manager a fee of an amount equal to 0.50% of the par value, stated value or stated capital per Share, as the case may be, of Shares of such Subsidiary's Non-Tendered Series which are voted in favor of the Proposed Amendment pursuant to such Subsidiary's Proxy Solicitation (if such Subsidiary's Proposed Amendment is approved and adopted).

         With respect to the Shares of the ALABAMA Non-Tendered Series described below which are voted in favor of ALABAMA's Proposed Amendment if the ALABAMA Proposed Amendment is approved and adopted, ALABAMA has agreed to pay a consent fee of an amount equal to (i) 0.50% of the stated capital per share of its AR Series (but only with respect to transactions for beneficial owners whose ownership is less than 2,500 Shares) and (ii) 0.50% of the stated capital or par value, as applicable, per Share of its 4.52% Series, 4.60% Series, 4.64% Series, 4.72% Series, 4.92% Series, 6.40% Series and 6.80% Series; provided, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of such Shares named in clause (ii), ALABAMA has agreed to pay a consent fee of an amount equal to 0.25% of the stated capital or par value, as applicable, per Share of such Shares.

         With respect to the Shares of the GEORGIA Non-Tendered Series described below which are voted in favor of GEORGIA's Proposed Amendment if the GEORGIA Proposed Amendment is approved and adopted, GEORGIA has agreed to pay a consent fee of an amount equal to (i) 0.50% of the stated value per Share of its AR1 1993 Series and AR2 1993 Series (but only with respect to transactions for beneficial owners whose ownership is less than 2,500 Shares) and (ii) 0.50% of the stated value per Share of its $6.48 Series and $6.60 Series, provided, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of such Shares named in clause (ii), GEORGIA has agreed to pay a consent fee of an amount equal to 0.25% of the stated value per Share of such Shares.

         With respect to Shares of the MISSISSIPPI Non-Tendered Series which are voted in favor of MISSISSIPPI's Proposed Amendment if the MISSISSIPPI Proposed Amendment is approved and adopted, MISSISSIPPI has agreed to pay a consent fee of an amount equal to 0.50% of the par value per Share of such Shares, provided, that with respect to transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares of such Shares, MISSISSIPPI has agreed to pay a consent fee of an amount equal to 0.25% of the par value per Share of such Shares.

         With respect to fees payable pursuant to the preceding three paragraphs involving transactions for beneficial owners whose ownership is less than 2,500 Shares, any fee payable hereunder shall be paid in full to the Dealer Manager unless a Soliciting Dealer is designated, in which case such fee shall be paid in full to such designated Soliciting Dealer (which designated Soliciting Dealer may be the Dealer Manager). With respect to fees payable pursuant to the preceding three paragraphs involving transactions for beneficial owners whose ownership equals or exceeds 2,500 Shares, any fee payable hereunder shall be paid in full to the Dealer Manager unless a Soliciting Dealer is designated, in which case, 80% of such fee shall be paid to the Dealer Manager and 20% of such fee shall be paid to the designated Soliciting Dealer (which designated Soliciting Dealer may be the Dealer Manager).

         As set forth in Item 2, SOUTHERN proposes to pay the Depositary a fee estimated at approximately $60,000.

         2. Benefits of Offer; Utilization of SOUTHERN rather than the Subsidiaries as Offeror

         The proposed acquisition by SOUTHERN of Shares pursuant to the Offers will benefit SOUTHERN System utility customers, shareholders and Preferred Stockholders. The Offers allow Preferred Stockholders who may not favor the Proposed Amendments an option to sell their Preferred Stock at a price that SOUTHERN anticipates will be a premium to the market price and without the usual transaction costs associated with a sale. SOUTHERN System utility customers and SOUTHERN shareholders will benefit from, among other things, the Subsidiaries lowering their cost of capital through the anticipated reduction in the aggregate amount payable of Preferred Stock dividends and, to the extent Preferred Stock is replaced with debt, realizing benefits from the tax deductibility of interest since preferred stock dividends are not deductible for tax purposes. Moreover, the Proposed Amendments will (among other benefits) permit the Subsidiaries to redeem and replace a portion of their high-coupon debt with lower cost short-term debt, resulting in additional cost savings.

         More specifically, assuming only a 50% overall success rate for the Offers, the estimated cash savings to the Subsidiaries thereafter amount to between $____ million each year (based on purchased shares being refinanced entirely with short-term debt at prevailing rates on the date hereof) and $____ million each year (based on purchased Shares being refinanced entirely by long-term tax-deductible preferred securities), after taxes and excluding expenses incurred in connection with the Offers and the Proxy Solicitations. On a cumulative net present value savings basis, assuming (x) a 50% overall success rate for the Offers (and that 25% of all Preferred Stockholders do not tender their Shares pursuant to the Offer but do vote in favor of the Proposed Amendments at the Special Meeting), (y) refinancing of Shares acquired and paid for pursuant to the Offers with a combination of long-term tax deductible hybrid securities and short-term debt at prevailing rates at the date hereof, and (z) a discount rate equal to the new securities after-tax weighted average cost of capital, the proposed transactions are anticipated to yield total after-tax, present value cash savings of about $____ million over approximately the original remaining lives of the Series of Preferred, net of cash expenditures incurred in the Offers and Proxy Solicitations (i.e., Cash Payments, the applicable Purchase Prices paid for validly tendered and accepted Shares, and the other fees and expenses listed in Item 2). A success rate for the Offers higher than the 50% rate assumed above has the potential to generate even further cash savings.

         Given the significant benefits that will accrue from the Proposed Amendments, Applicants are committed to using their best efforts to secure that result. A principal aim of the proposed transactions is to accomplish that objective in a cost-effective manner. However, there can be no assurance of success.

         In that regard, as stated above in Item 1.D.1, in the event any one or more Proposed Amendments are not adopted at the Special Meeting, SOUTHERN may elect, subject to applicable law, to waive the Offer condition that such Proposed Amendment be adopted at the Special Meeting. In that case, as promptly as practicable after SOUTHERN's waiver thereof and purchase of Shares validly tendered pursuant to the Offer, the relevant Subsidiary anticipates that it will either adjourn the Special Meeting or may call another special meeting of its common and preferred stockholders and solicit proxies for the same purpose to secure the requisite vote of both classes of stockholders to amend the Charters to eliminate the Restriction Provisions. At that meeting, SOUTHERN would vote any Shares previously acquired by it pursuant to the Offer or otherwise (together with shares held by it of Common Stock) in favor of such proposed amendment to the Charters, thereby maximizing its prospects for adoption in that event. By contrast, if a Subsidiary, rather than SOUTHERN, had acquired its Shares pursuant to the Offer, upon acquisition thereof by such Subsidiary any such Shares would be deemed treasury shares under applicable state law and, as such, the Subsidiary would be precluded from voting those Shares under any circumstance.

         E.       Purchase of Shares from SOUTHERN by the Subsidiaries

         As noted above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by SOUTHERN as promptly as practicable after the Expiration Date. If a Proposed Amendment is adopted at a Subsidiary's Special Meeting, promptly after consummation of the Offer the Subsidiary will purchase the Shares sold to SOUTHERN pursuant to the Offer at the relevant Purchase Price plus expenses incurred in the Offer, and the Subsidiary will thereupon retire and cancel such Shares.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         Other than the Cash Payments and the applicable Purchase Prices described in Item 1, the fees, commissions and expenses (each, a "fee") to be incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions, assuming the tender and acceptance of 100% of the Shares, are estimated as follows:

SEC filing fees                                                     $  _________
Southern Company Services fees                                           150,000
Outside counsel fees
Information Agent fees                                                    70,000
Dealer Manager fees                                                    3,303,000
Depositary fees                                                           60,000
Broker/dealer fees                                                     3,625,000
Printing
Mailing
Miscellaneous fees                                                      ________
TOTAL                                                               $

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations. Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments.
Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendments. Sections 9(a) and 10 of the 1935 Act and Rule 51 thereunder are applicable to the acquisition by SOUTHERN of Shares pursuant to the Offers; SOUTHERN hereby represents that the conditions of Rule 51 will be satisfied in respect of the acquisition by SOUTHERN of Shares pursuant to the Offers. Sections 12(c) and 12(d) of the 1935 Act and Rules 43 and 44 thereunder are applicable to the sale to the Subsidiaries of the Shares acquired by SOUTHERN pursuant to the Offers. Rule 54 under the 1935 Act is also applicable to the proposed transactions. To the extent that the Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935"23 may be applicable to the Proposed Amendments, the Applicants hereby request that an exception for such Statement of Policy be granted.


____________________

23 Rel. No. 35-13106 (February 16, 1956) (the "Statement of Policy").

         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         SOUTHERN currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 1997, SOUTHERN "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.675 billion, or about 71.07% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1997 ($3,764 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, SOUTHERN has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which SOUTHERN has an ownership interest upon the SOUTHERN holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of SOUTHERN's EWGs and FUCOs, have a material adverse effect on the financial integrity of the SOUTHERN system, or an adverse impact on SOUTHERN's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of SOUTHERN's overall financial condition which took into account, among other factors, SOUTHERN's consolidated capitalization ratio and the recent growth trend in SOUTHERN's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, SOUTHERN's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of June 30, 1997, the comparable ratio was 50.1% equity and 49.9% debt (including $3.82 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 49.4% and 50.6%, respectively, for equity and debt. The common equity component of SOUTHERN's pro forma consolidated capitalization represents 38.5% of total capitalization at June 30, 1997. Thus, since the date of the Rule 53(c) Order, there has been no material change in SOUTHERN's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of SOUTHERN. Specifically, in January 1997 Standard & Poor's assigned SOUTHERN its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by SOUTHERN. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the SOUTHERN consolidated credit rating has remained at "A" thereby demonstrating SOUTHERN's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the SOUTHERN corporate rating, are all "A+". As a point of reference, the consolidated pro forma percentage of debt in the total capital structure of the SOUTHERN domestic operating utility companies is 43.5%, which is solidly below the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.24

         SOUTHERN's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern United States. Earnings attributable to SOUTHERN's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to SOUTHERN's investments in EWGs and FUCOs has not had any adverse impact on SOUTHERN's financial integrity.

         Reference is made to Exhibit H filed herewith which reflects capitalization at June 30, 1997 and the Statement of Income for the twelve months ended June 30, 1997 for SOUTHERN and subsidiaries consolidated.

ITEM 4.  REGULATORY APPROVAL

         Other than the jurisdiction of the Commission under the 1935 Act and the Exchange Act, no state or federal regulatory agency has jurisdiction over the proposed transactions.

         Except for exemptions from the requirements of Rule 13e-3 and Regulation 14A available to the Applicants, Applicants will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitations and the Offer, and acknowledge that any Commission authorization granted under the 1935 Act is conditioned upon such compliance.


__________________

24 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

ITEM 5.  PROCEDURE

         As stated in Item 1, the Special Meetings are scheduled to take place on or about December 10, 1997. The Subsidiaries need to secure a two-thirds affirmative vote of their respective Preferred Stockholders to secure passage of the Proposed Amendments.

         In order to afford the Subsidiaries sufficient time in advance of the Special Meetings to solicit proxies and to maximize the prospect for adoption of the Proposed Amendments at the Special Meetings, Applicants request that the Commission issue and publish not later than October 31, 1997 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, together with an order under Section 12(e) and Rule 62 permitting the Subsidiaries to solicit proxies pursuant to the Proxy Solicitations. As explained in Item 1, concurrently with the commencement of the Proxy Solicitations, SOUTHERN intends to commence the Offers using a combined issuer tender offer statement/proxy statement under the Exchange Act.

         Applicants further request that the Proxy Solicitation Order specify a date not later than November 24, 1997 as the date after which the Commission may issue an order granting and permitting to become effective the other transactions for which authorization is sought herein, namely, the Proposed Amendments and Cash Payments together with SOUTHERN's acquisition of Shares pursuant to the Offers. Applicants request that the Commission issue this second order as soon as practicable after such date.

         Applicants waive any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. Applicants consent to the Staff of the Division of Investment Management assisting in the preparation of the Commission's decision and/or orders in this matter, unless the Staff opposes the matters covered by this Application or Declaration.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits:

         A-1 Charter of ALABAMA and amendments thereto through October 14, 1994. (Designated in Registration Nos. 2-59634 as Exhibit 2(b), 2-60209 as Exhibit 2(c), 2-60484 as Exhibit 2(b),
                  2-70838 as Exhibit 4(a)-2, 2-85987 as Exhibit 4(a)-2, 33-25539
                  as Exhibit 4(a)-2, 33-43917 as Exhibit 4(a)-2, in Form 8-K dated February 5, 1992, File No. 1-3164, as Exhibit 4(b)-3, in Form 8-K dated July 8, 1992, File No. 1-3164, as Exhibit 4(b)-3, in Form 8-K dated October 27, 1993, File No. 1-3164, as Exhibit 4(a) and 4(b), in Form 8-K dated November 16, 1993, File No. 1-3164, as Exhibit 4(a) and in Certificate of Notification, File No. 70-8191, as Exhibit A.)

         A-2 By-laws of ALABAMA as amended effective July 23, 1993, and as presently in effect. (Designated in Form U-1, File No. 70-8191, as Exhibit A-2.)

         A-3 Charter of GEORGIA and amendments thereto through October 25, 1993. (Designated in Registration Nos. 2-63392 as Exhibit 2(a)-2, 2-78913 as Exhibits 4(a)-(2) and 4(a)-(3), 2-93039 as
                  Exhibit 4(a)-(2), 2-96810 as Exhibit 4(a)-2, 33-141 as Exhibit 4(a)-(2), 33-1359 as Exhibit 4(a)(2), 33-5405 as Exhibit
                  4(b)(2), 33-14367 as Exhibits 4(b)-(2) and 4(b)-(3), 33-22504
                  as Exhibits 4(b)-(2), 4(b)-(3) and 4(b)-(4), in GEORGIA's Form 10-K for the year ended December 31, 1991, File No. 1-6468, as Exhibits 4(a)(2) and Exhibit 4(a)(3), in Registration No. 33-48895 as Exhibits 4(b)-(2) and 4(b)-(3), in Form 8-K dated December 10, 1992, File No. 1-6468 as Exhibit 4(b), in Form 8-K dated June 17, 1993, File No. 1-6468, as Exhibit 4(b) and in Form 8-K dated October 20, 1993, File No. 1-6468, as
                  Exhibit 4(b).)

         A-4 By-laws of GEORGIA as amended effective July 18, 1990, and as presently in effect. (Designated in GEORGIA's Form 10-K for the year ended December 31, 1990, File No. 1-6468, as Exhibit 3.)

         A-5 Restated Articles of Incorporation of GULF and amendments thereto through November 8, 1993. (Designated in Registration No. 33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No. 0-2429, as Exhibit 1(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4 and in Form 8-K dated November 3, 1993, File No. 0-2429, as
                  Exhibit 4.)

         A-6 By-laws of GULF as amended effective July 26, 1996, and as presently in effect. (Designated in Form U-1, File No. 70-8949, as Exhibit A-2(c).)

         A-7 Articles of incorporation of MISSISSIPPI, articles of merger of Mississippi Power Company (a Maine corporation) into MISSISSIPPI and articles of amendment to the articles of incorporation of MISSISSIPPI through August 19, 1993. (Designated in Registration No. 2-71540 as Exhibit 4(a)-1, in Form U5S for 1987, File No. 30-222-2, as Exhibit B-10, in Registration No. 33-49320 as Exhibit 4(b)-(1), in Form 8-K dated August 5, 1992, File No. 0-6849, as Exhibits 4(b)-2 and 4(b)-3, in Form 8-K dated August 4, 1993, File No. 0-6849, as
                  Exhibit 4(b)-3 and in Form 8-K dated August 18, 1993, File No. 0-6849, as Exhibit 4(b)-3.)

         A-8 By-laws of MISSISSIPPI as amended effective April 2, 1996, and as presently in effect. (Designated in Form U5S for 1995, File No. 30-222-2, as Exhibit B-10.)

         B-1 Offer to Purchase and Proxy Statement for ALABAMA Tendered Series (to be filed by amendment).

         B-2 Offer to Purchase and Proxy Statement for GEORGIA Tendered Series (to be filed by amendment).

         B-3 Offer to Purchase and Proxy Statement for GULF Tendered Series (to be filed by amendment).

         B-4 Offer to Purchase and Proxy Statement for MISSISSIPPI Tendered Series (to be filed by amendment).

         B-5 Proxy Statement for ALABAMA Non-Tendered Series (to be filed by amendment).

         B-6 Proxy Statement for GEORGIA Non-Tendered Series (to be filed by amendment).

         B-7 Proxy Statement for MISSISSIPPI Non-Tendered Series (to be filed by amendment).

         B-8 Notice of Special Meeting (attached as part of Exhibit B-1 (ALABAMA Tendered Series), Exhibit B-2 (GEORGIA Tendered Series ), B-3 (GULF Tendered Series), B-4 (MISSISSIPPI Tendered Series), Exhibit B-5 (ALABAMA Non-Tendered Series), Exhibit B-6 (GEORGIA Non-Tendered Series ) and B-7 (MISSISSIPPI Non-Tendered Series) (to be filed by amendment).

         B-9 Form of Letter of Transmittal and Proxy for ALABAMA Tendered Series (to be filed by amendment).

         B-10 Form of Letter of Transmittal and Proxy for GULF Tendered Series (to be filed by amendment).

         B-11 Form of Letter of Transmittal and Proxy for GEORGIA Tendered Series (to be filed by amendment).

         B-12 Form of Letter of Transmittal and Proxy for MISSISSIPPI Tendered Series (to be filed by amendment).

         B-13 Form of Notice of Guaranteed Delivery and Proxy for ALABAMA Tendered Series (to be filed by amendment).

         B-14 Form of Notice of Guaranteed Delivery and Proxy for GEORGIA Tendered Series (to be filed by amendment).

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

         B-15 Form of Notice of Guaranteed Delivery and Proxy for GULF Tendered Series (to be filed by amendment).

         B-16 Form of Notice of Guaranteed Delivery and Proxy for MISSISSIPPI Tendered Series (to be filed by amendment).

         B-17 Form of Proxy for ALABAMA Non-Tendered Series (to be filed by amendment).

         B-18 Form of Proxy for GEORGIA Non-Tendered Series (to be filed by amendment).

         B-19 Form of Proxy for MISSISSIPPI Non-Tendered Series (to be filed by amendment).

         F        Preliminary opinion of counsel (to be filed by amendment).

         G        Form of notice and order permitting proxy solicitation.

         H Capitalization and Income Statement for SOUTHERN and Subsidiary Companies after giving effect to certain transactions.

                  Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)      Financial Statements:

                  Balance sheet of each Subsidiary at June 30, 1997. (Designated in each Subsidiary's Form 10-Q for the quarter ended June 30, 1997, File Nos. 1-3164, 1-6468, 0-2429 and 0-6849.)

                  Statements of income and cash flows of each Subsidiary for the twelve months ended June 30, 1997. (Designated in each Subsidiary's Form 10-Q for the quarter ended June 30, 1997, File Nos. 1-3164, 1-6468, 0-2429 and 0-6849.)

                  Consolidated balance sheet of The Southern Company and its subsidiaries at June 30, 1997. (Designated in the Southern Company's Form 10-Q for the quarter ended June 30, 1997, File No. 1-3536.)

                  Consolidated statements of income and cash flows for The Southern Company and its subsidiaries for the twelve months ended June 30, 1997. (Designated in The Southern Company's Form 10-Q for the quarter ended June 30, 1997, File No. 1-3536.)

         Since June 30, 1997, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of the Subsidiaries or of The Southern Company and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.



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

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         A. In light of the nature of the proposed transactions as described in
Item 1, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         B. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.



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

                                   SIGNATURES


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Date:    October 31, 1997


                                                     THE SOUTHERN COMPANY


                                                     By /s/Tommy Chisholm
                                                          Tommy Chisholm
                                                          Secretary

                                                     ALABAMA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GEORGIA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     MISSISSIPPI POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary



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